EXHIBIT 99.1

Statoil ASA: Information relating to the dividend issue for fourth quarter 2015

STAVANGER, Norway, May 9, 2016 -- Key information relating to the dividend issue (scrip dividend programme) to be carried out by Statoil ASA (OSE:STL, NYSE:STO) in relation to payment of dividend for fourth quarter 2015.

Date on which the terms and conditions of the dividend issue were announced: 14 April 2016

Last day including right: 11 May 2016

Ex-date: 12 May 2016

Record Date: 13 May 2016

Date of approval:  11 May 2016

Maximum number of new shares: 160,000,000

Subscription price: For shareholders on Oslo Stock Exchange (Oslo Børs) the subscription price shall be set to the volume-weighted average share price on Oslo Stock Exchange of the last two trading days of the subscription period for the dividend issue, with a deduction for a discount of 5%. The subscription price may not be lower than NOK 50 or higher than NOK 500 per share. For ADR-holders under the ADR program in the US, the subscription price shall be equal to the subscription price for the shareholders on Oslo Stock Exchange converted into USD based on an average of the Central Bank of Norway's USD exchange rate over the last two trading days of the subscription period. The subscription price may not be lower than USD 5 or higher than USD 50 per share.

Will the rights be listed: No

Other information:

The subscription period shall commence at the latest on or about 30 May 2016. The subscription period shall be at least 10 business days.

This information is published in accordance with the requirements of the Continuing Obligations.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

CONTACT:  Peter Hutton, SVP Investor Relations,
          mbl: +44 7881 918 792

          Morten Sven Johannessen, VP Investor Relations USA,
          mbl +1 203 570 2524